UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Shell Midstream Partners, L.P. Launches Initial Public Offering
THE HAGUE, the Netherlands, October 20, 2014/PRNewswire-FirstCall/ --
Shell Midstream Partners, L.P., a limited partnership formed by Royal Dutch
Shell (NYSE: RDS.A)(NYSE: RDS.B), announced today that it has launched its initial public offering of 37,500,000 common units, representing limited partner interests. The common units are expected to be listed on the New York Stock
Exchange under the ticker symbol "SHLX." The underwriters of the offering will have a 30-day option to purchase up to an additional 5,625,000 common units from
Shell Midstream Partners.
The common units being offered represent a 27.2 percent limited partner interest in Shell Midstream Partners, or a 31.3 percent limited partner interest if the underwriters exercise in full their option to purchase additional common units.
Royal Dutch Shell, through certain of its subsidiaries, will own the remaining limited partner interest in Shell Midstream Partners, as well as its 2.0 percent general partner interest.
Barclays, Citigroup, Morgan Stanley and UBS Investment Bank are acting as book-running managers for the offering. Credit Suisse, Goldman Sachs, JP Morgan,
Wells Fargo, RBC Capital Markets and Credit Agricole are acting as co-managers.
The offering is being made only by means of a prospectus. Once it becomes available, potential investors can obtain a prospectus that meets the requirements of Section 10 of the Securities Act of 1933 from:

    Barclays                           Citigroup
    c/o Broadridge Financial Solutions c/o Broadridge Financial Solutions
    1155 Long Island Avenue            1155 Long Island Avenue
    Edgewood, NY 11717                 Edgewood, New York 11717
    Phone: +1-888-603-5847             Phone: +1-800- 831-9146
    barclaysprospectus@broadridge.com  prospectusdept@citi.com
    Morgan Stanley                     UBS Investment Bank
    Attention: Prospectus Department   Attn: Prospectus Dept.
    180 Varick Street                  299 Park Avenue
    New York, New York 10014           New York, New York 10171
    Prospectus@morganstanley.com       Phone: +1-888-827-7275

When available, to obtain a copy of the prospectus free of charge, visit the
SEC's website, http://www.sec.gov, and search under the registrant's name,
"Shell Midstream Partners."
A registration statement relating to the common units has been filed with the
Securities and Exchange Commission but has not yet become effective. The common units may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sales of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
About Shell Midstream Partners
Shell Midstream Partners is a fee-based, growth-oriented master limited partnership recently formed by Royal Dutch Shell to own, operate, develop and acquire pipelines and other midstream assets. Shell Midstream Partners' initial assets consist of interests in entities that own crude oil and refined products pipelines serving as key infrastructure to transport growing onshore and offshore crude oil production to Gulf Coast refining markets and to deliver refined products from those markets to major demand centres.

Cautionary note
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this announcement "Shell", "Shell Group"
and "Royal Dutch Shell" are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
"Subsidiaries", "Shell subsidiaries" and "Shell companies" as used in this announcement refer to companies in which Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as "associated companies" or
"associates" and companies in which Shell has joint control are referred to as
"jointly controlled entities". In this announcement, associates and jointly controlled entities are also referred to as "equity-accounted investments". The term "Shell interest" is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This announcement contains forward looking statements concerning the financial condition, results of operations and businesses of Shell and the Shell Group.
All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell and the Shell Group to market risks and statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions. These forward looking statements are identified by their use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "goals", "intend",
"may", "objectives", "outlook", "plan", "probably", "project", "risks", "seek",
"should", "target", "will" and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and the Shell Group and could cause those results to differ materially from those expressed in the forward looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell's products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward looking statements. Additional factors that may affect future results are contained in Shell's 20-F for the year ended 31 December 2013
(available at http://www.shell.com/investor and http://www.sec.gov). These factors also should be considered by the reader. Each forward looking statement speaks only as of the date of this announcement, 20 October 2014. Neither Shell nor any of its subsidiaries nor the Shell Group undertake any obligation to publicly update or revise any forward looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward looking statements contained in this announcement.

    Enquiries

    Shell Media Relations
    International: +44(0)207-934-5550
    Americas: +1-713-241 4544

    Shell Investor Relations
    International: +31-70-377-4540
    North America: +1-832-337-2034

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 21 October 2014	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary